
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD
SAMSUNG MAIN Bldg., 250
TaepyungRo, 2Ga,
ChoongKu, Seoul, Korea, 100-742
TEL : 727-7114 FAX : 753-0967

January 23, 2002


02002792

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Heejin Yang
Title: Associate

dlw 1/31

□ By a resolution of Board of Directors on January 16, 2002, the dividend at the end of term(the year 2001) has been determined as 1,500 KRW.

	Current Term(2001)	Previous Term(2000)
Annual dividend per share(KRW)	2,000	3,000
- decrease rate (%)	33.3	
- dividend at the end of term (KRW)	1,500	2,500
- interim dividends (KRW)	500	500
Total Dividend (Mil KRW)	338,500	508,556
- Outstanding Number of shares	176,423,434	176,335,026
Dividend Propensity (%)	11.49	8.46
Par Value Dividend (%)	40	60
Current value dividend rate(%)	0.72	1.90
Resolution date of board of directors	2002.01.16	
- outside directors	Presence 6 : Absence 1	
- auditors	All presence	
Others	- Dividend Propensity =Dividend/Current term net income - Par value dividend rate is based on the common shares (For preferred shares : addition of 1% at the end of the year) - Current value dividend rate is based on the closing price(At the end of 2001 : 279,000KRW/per share)	

(NB) This resolution will be legally effective after shareholders approves the financial statement of year 2001 at the 33rd Ordinary General Meeting of Shareholders on February 28, 2002

Q4 2001 Results

Disclaimer

The following material was prepared for the purpose of discussions with Samsung Electronics Co., Ltd.(SEC)'s investors only and has been prepared based on information currently available to the management of SEC.

Some of the information and data in the material have been prepared based on assumptions. There can be no assurance that the assumptions used by SEC are correct and even if they are, that the effect of such assumptions on SEC's business and results of operations will be as projected.

Therefore, SEC will not be responsible for individual investment decisions based solely upon this material.


Sales

and

Profit

(Parent)

4th Quarter

(Unit: Billion, KRW)	**Q4 '01**	Q3 '01	Growth
Sales	**8,483**	7,234	17%
Domestic	**2,811**	2,469	14%
Export	**5,672**	4,765	19%
Profit			
Pre-Tax Profit	**279**	311	- 10%
Net Income	**403**	425	- 5%


Sales

by

Division

4th Quarter

(Unit: Billion, KRW)	**Q4 '01**	*(Weight)*	Q3 '01	*(Weight)*	Growth
Semiconductor	**2,050**	**(24%)**	1,640	*(23%)*	25%
Memory	1,101	(13%)	838	*(12%)*	31%
TFT-LCD	660	(8%)	493	*(7%)*	34%
System LSI	289	(3%)	309	*(4%)*	- 6%
Telecommunication	**2,639**	**(31%)**	2,187	*(30%)*	21%
Wireless Handsets	2,186	(26%)	1,825	*(25%)*	20%
Digital Media	**2,505**	**(30%)**	2,264	*(31%)*	11%
Home Appliance	**747**	**(9 %)**	670	*(9%)*	12%
Total	**8,483**	**(100%)**	7,234	*(100%)*	17%

Operating Income by Division 4th Quarter

(Unit: Billion, KRW)	Q4 '01	*(Profit Margin)*	Q3 '01	*(Profit Margin)*	***Profit Margin Change***
Semiconductor	**- 212**	**(-10%)**	- 381	*(-23%)*	*13%*
Telecommunication	**487**	**(18%)**	360	*(16%)*	*2%*
Digital Media	**34**	**(1.3%)**	20	*(0.8%)*	*0.5%*
Home Appliance	**- 30**	**(- 4%)**	12	*(2%)*	*- 6%*
Total	**69**	**(0.8%)**	18	*(0.3%)*	*0.5%*

Financial Analysis

(Unit: Billion, KRW)	End of Dec. '01	End of Sept. '01	Change
Assets	**27,922**	**27,641**	**281**
Liabilities	**8,448**	**8,743**	**- 295**
(Debt)	*(2,705)*	*(3,805)*	*(- 1,100)*
Shareholder's Equity	**19,474**	**18,898**	**576**
(Paid-in Capital)	*(882)*	*(882)*	-
Debt / Equity Ratio	**14%**	**20%**	**- 6%**
Net Debt / Equity Ratio	**- 1%**	**8%**	**- 9%**
R O E	**8%**	**9%**	**- 1%**
Profitability (Net Income/ Sales)	0.05	0.06	- 0.01
Asset Turnover (Sales / Asset)	1.22	1.05	0.17
Leverage (Asset / Equity)	1.45	1.47	- 0.02

Debt Outstanding

(Unit: Billion, KRW)	End of Dec. '01	End of Sept. '01	Change
Parent	**2,705**	**3,805**	**-1,100**
Won Denominated	1,071	1,725	- 654
F/C Denominated	1,634	2,080	- 446
(Billion, US$)	*($1.31)*	*($1.74)*	*(- $0.16)*
Overseas Subsidiaries	**1,247**	**1,270**	**- 23**
(Billion, US$)	*($0.94)*	*($0.97)*	*(- $0.03)*
Total	**3,952**	**5,075**	**-1,123**

Profitability Analysis

(Unit: Billion, KRW)	Q4 '01	Q3 '01	Growth (Change)
Sales	**8,483**	7,234	17%
Gross Profit	**1,820**	1,287	41%
(%)	*(22%)*	*(18%)*	*(4%)*
SG & A	***1,751***	*1,269*	*38%*
(%)	*(21%)*	*(18%)*	*(3%)*
Operating Profit	**69**	18	279%
(%)	*(0.8%)*	*(0.3%)*	*(0.5%)*
Pre-Tax Profit	**279**	311	-10%
(%)	*(3%)*	*(4%)*	*(- 1%)*
Net Profit	**403**	425	- 5%
(%)	*(5%)*	*(6%)*	*(- 1%)*

  

Key Financial Figures (Y-on-Y)

(Unit: Billion, KRW)	**2001**	2000	Growth (Change)
Sales	**32,380**	34,284	- 6%
Operating Profit	**2,295**	7,435	-70%
Profit Margin *(%)*	*(7.1%)*	*(21.7%)*	*(- 14.6%)*
Net Profit	**2,947**	6,015	-51%
Profit Margin *(%)*	*(9.1%)*	*(17.5%)*	*(- 8.5%)*
Assets	**27,922**	26,895	1,027
Liabilities	**8,448**	10,702	-2,254
Debt	*(2,705)*	*(4,061)*	*(- 1,356)*
ROE	**17%**	41%	- 24%
EBITDA	**5,481**	10,101	- 4,620
CAPEX	**4,170**	5,037	- 867